UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

OMB APPROVAL OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response 4.47 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION
1(a) NAME OF ISSUER (Please type or print) Questar Corporation				(b) IRS IDENT. NO. 87-0407509		(c) S.E.C. FILE NO. 1-8796
1(d) ADDRESS OF ISSUER 180 East 100 South Salt Lake City, Utah 84111				(e)TELEPHONE
				AREA CODE 801		NUMBERS 324-5678
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD		(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER		(d) ADDRESS
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
Common Stock (and attached Common Stock Purchase Rights)	Wells Fargo Investments LLC 80 South 8th Street Suite 300 Minneapolis, MN 55402		2,864[1]	244,872	85,129,514	September 23, 2005- December 12, 2005
Common Stock (and attached Common Stock Purchase Rights)	Wells Fargo Investments LLC 80 South 8th Street Suite 300 Minneapolis, MN 55402		16,000[2]	1,384,000	85,129,514	September 26, 2005- December 12, 2005

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer's I.R.S. Identification Number
	(c)	Issuer's S.E.C. file number, if any
	(d)	Issuer's address, including zip code
	(e)	Issuer's telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person's I.R.S. identification number, if such person is an entity
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person's address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (01-04)

TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock (and attached Common Stock Purchase Rights)	September 21, 2005	I obtained the shares through stock option exercises.	Questar Corporation	2,864	September 21, 2005	Cash and Rollover of Shares
Common Stock (and attached Common Stock Purchase Rights)	September 26, 2005- December 12, 2005	I will obtain the shares through stock option exercises.	Questar Corporation	16,000	September 26, 2005- December 12, 2005	Cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE 2 -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold:

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:
[1] I am selling shares as follows:

2,864 shares when the stock price reaches or exceeds $85.50 per share.

[2]  I am selling shares as follows:

4,000 shares when the stock price reaches or exceeds $85.00 per share.

4,000 shares when the stock price reaches or exceeds $86.00 per share.

2,772 shares when the stock price reaches or exceeds $87.00 per share.

1,228 shares when the stock price reaches or exceeds $87.00 per share.

4,000 shares when the stock price reaches or exceeds $88.00 per share.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

September 23, 2005	/s/ Abigail L. Jones
______________________________ Date of Notice	________________________________ Abigail L. Jones as Attorney in Fact for S. E. Parks

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)